Exhibit 12.1

MRS. FIELDS FAMOUS BRANDS, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	January 1 2005	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000
Fixed Charges
Interest on debt and capitalized leases	$25,073	$25,080	$25,363	$25,194	$22,959
Interest in rental expenses	145	157	124	134	150
Total Fixed Charges	$25,218	$25,237	$25,487	$25,328	$23,109
Earnings:
Pretax income (loss) from continuing operations	$4,816	$6,916	$10,881	$(8,327)	$(9,265)
Fixed charges	25,218	25,237	25,487	25,328	23,109
Total Earnings	$30,034	$32,153	$36,368	$17,001	$13,844

Ratio of Earnings to Fixed Charges	1.19	1.27	1.43	N/A	N/A
Amount by Which Earnings Were Insufficient to Cover Fixed Charges	N/A	N/A	N/A	$8,327	$9,265